December 20, 2007

Board of Trustees
AIM Counselor Series Trust
11 Greenway Plaza, Suite 100
Houston, Texas 77046-1173

Re: Initial Capital Investment In New Investor Class Shares of AIM Structured Core Fund (the " Fund") of AIM Counselor Series Trust (the "Trust")

Ladies and Gentlemen:

We shall and hereby agree to purchase shares equal to the following dollar amount for the Fund.

FUND AND CLASS                 AMOUNT            DATE
--------------               ----------   -----------------
AIM Structured Core Fund -
   Investor Class Shares     $10,000.00   December 19, 2007

We understand that the price per shares for the Investor Class Share of the Fund will be equal to the next determined net asset value per share of the Class A Shares of the Fund.

We hereby represent that we are purchasing these shares solely for our own account and solely for investment purposes without any intent of distributing or reselling said shares. We further represent that disposition of said shares will only be by direct redemption to or repurchase by the Trust.

We further agree to provide the Trust with at least three business day's advance written notice of any intended redemption and agree that we will work with the Trust with respect to the amount of such redemption so as not to place a burden on the Trust and to facilitate normal portfolio management of the Fund.

Sincerely yours,

A I M ADVISORS, INC.


-------------------------------
John M. Zerr
Senior Vice President

cc: Mark Gregson
    Gary Trappe